Exhibit 100.0

Prominent Health Solutions Company Transforms Customer Experiences
by Moving to inContact Customer Interaction Cloud

Organization dedicated to revolutionizing healthcare selects inContact to improve contact center efficiencies and attain customer service flexibility

SALT LAKE CITY – December 21, 2016 – inContact, Inc., a NICE company (Nasdaq:NICE), the leading provider of cloud contact center software and workforce optimization tools, today announced that an innovative health solutions company is migrating 800 contact center agents to inContact Customer Interaction Cloud. The company – which specializes in delivering solutions that make quality health care more available, affordable and personally relevant for everyone – will use inContact cloud software to increase agent efficiency and customer satisfaction.

The company is replacing its outdated and inflexible on-premises call center product due to limitations in reporting capabilities and an inability to operate at maximum capacity due to its instability issues. inContact omnichannel routing, through the seamlessly integrated Automatic Call Distribution (ACD) and Interactive Voice Response (IVR) offers the organization a flexible solution that is able to scale with current and future business needs. Industry-leading Voice as a Service network connectivity from inContact will improve the company’s customer service quality and reliability to ensure no connectivity or latency issues through its crucial voice channel. inContact cloud solutions are able to unify all contact center resources onto one secure platform and scale operations up and down to meet demand while enhancing experiences for customers and agents.

“It’s critical for healthcare organizations to have a solution in place that is scalable and easy to use while also complying with industry regulations,” noted Paul Jarman, inContact CEO. “As a company delivering several different solutions in the health care ecosystem, its contact center technology must be secure, intuitive and agile to meet fluctuating customer demands, while consistently deliver positive customer experiences throughout the organization.”

In addition to the inContact core cloud platform, the health solutions company will implement inView™, a suite of management tools developed to drive agent engagement and empowerment with real-time visibility and gamification. Using inView™, the company can aggregate data from multiple sources for intelligence routing, including inContact ACD and IVR and integrated Customer Relationship Management tools. Additionally, it will leverage inContact Quality Management module to provide quality assurance and management staff with a clear way to evaluate employee performance, ensure adherence to corporate procedures and maximize staff productivity.

Additional Information

•	Learn more about available cloud solutions from inContact
•	Follow @inContact on Twitter
•	Become a fan of inContact on Facebook

About inContact, a NICE company

inContact is the cloud contact center software leader, with the most complete, easiest and most reliable solution to help organizations achieve their customer experience goals. Recognized as a market leader by Gartner, IDC, Frost & Sullivan, Ovum and DMG, inContact continuously innovates in the cloud and is the only provider to offer a complete solution that includes the customer interaction cloud, an expert service model and the broadest partner ecosystem. inContact is a part of NICE (Nasdaq: NICE), the worldwide leading provider of both cloud and on-premises enterprise software solutions, helping organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 22,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. For more about NICE, visit www.nice.com. To learn more about inContact, visit www.incontact.com.

Media Contact:
Gavin Gustafson
gavin.gustafson@incontact.com
+1-801-320-3323 (MT)

Investors Contact:
Marty Cohen
+1-917-545-1107 (ET)
ir@nice.com

Yisca Erez
+972-9-775-3798 (CET)
NICE Ltd.
ir@nice.com

Forward-Looking Statements

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Jarman, are based on the current expectations of the management of NICE Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the Company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.